SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                 BROADWING INC.
                                (Name of issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    171870108
                                 (CUSIP Number)




                               Donald J. Wuebbling
                                  400 Broadway
                             Cincinnati, Ohio 45202
                                 (513) 629-1469
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 1999
                      (Date of Event which Requires filing
                               of this Statement)


If the filing person has previously filed a statement on Scheduled 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note:  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

--------------------------------                -------------------------------
CUSIP No. 171870108                  13D               Page 2 of 11 Pages
-------------------------------                 -------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WASLIC COMPANY II (Waslic)
     IRS Employer Identification No. 52-1549279
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                         [    ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Waslic is a Delaware corporation
--------------------------------------------------------------------------------
     NUMBER OF         7       SOLE VOTING POWER

      SHARES                   Waslic - 11,431,678.  See item 3

                       ---------------------------------------------------------
     BENEFICIALLY      8       SHARED VOTING POWER

       OWNED BY                None

                       ---------------------------------------------------------
       EACH            9       SOLE DISPOSITIVE POWER

     REPORTING                 Waslic - 11,431,678.  See item 3.

                       ---------------------------------------------------------
      PERSON           10      SHARED DISPOSITIVE POWER

       WITH                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,358,602 (as a group)
--------------------------------------------------------------------------------
12   CHECK BOX IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                              [    ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.26%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------

--------------------------------                -------------------------------
CUSIP No. 171870108                  13D               Page 3 of 11 Pages
-------------------------------                 -------------------------------

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     THE WESTERN AND SOUTHERN LIFE INSURANCE COMPANY (Western-Southern)
     IRS Employer Identification No. 31-0487145
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                           [  ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Western-Southern is an Ohio corporation
--------------------------------------------------------------------------------
     NUMBER OF         7       SOLE VOTING POWER

      SHARES                   Western-Southern 1,563,510.  See item 3
                       ---------------------------------------------------------
     BENEFICIALLY      8       SHARED VOTING POWER

       OWNED BY                None
                       ---------------------------------------------------------
       EACH            9       SOLE DISPOSITIVE POWER

     REPORTING                 Western-Southern 1,563,510.  See item 3.

                       ---------------------------------------------------------
      PERSON           10      SHARED DISPOSITIVE POWER

       WITH                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,358,602 (as a group)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                              [    ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.26%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IC
--------------------------------------------------------------------------------

--------------------------------                -------------------------------
CUSIP No. 171870108                  13D               Page 4 of 11 Pages
-------------------------------                 -------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     COLUMBUS LIFE INSURANCE COMPANY (Columbus Life) IRS Employer
     Identification No. 31-11911427
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                         [    ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Columbus Life is an Ohio corporation
--------------------------------------------------------------------------------
     NUMBER OF         7       SOLE VOTING POWER

       SHARES                  Columbus Life, 77,700.  See item 3
                       ---------------------------------------------------------
     BENEFICIALLY      8       SHARED VOTING POWER

      OWNED BY                 None
                       ---------------------------------------------------------
      EACH             9       SOLE DISPOSITIVE POWER

     REPORTING                 Columbus Life, 77,700.  See item 3.
                       ---------------------------------------------------------
     PERSON            10      SHARED DISPOSITIVE POWER

      WITH                     None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,358,602 (as a group)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                              [    ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.26%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IC
--------------------------------------------------------------------------------

Item 1   Security and Issuer                                  Page 5 of 11 Pages
------   -------------------

     This statement relates to the common shares with a par value of $1.00 (the "Broadwing Common Shares") of Broadwing Inc., an Ohio corporation (the
"Issuer"). The Issuer was formerly named Cincinnati Bell Inc. ("Cincinnati Bell"). See Item 4 for more information with respect to this change of name. The address of the principal executive offices of the Issuer is 201 East Fourth Street, Cincinnati, Ohio 45201.

Item 2   Identity and Background
------   -----------------------

         (a), (b) and (c)

          This statement is being filed by Waslic Company II, a Delaware corporation, ("Waslic"), with principal business and offices at 802 West Street, Wilmington, Delaware 19801, The Western and Southern Life Insurance Company, an Ohio mutual insurance company ("Western-Southern"), with principal business and offices located at 400 Broadway, Cincinnati, Ohio 45202 and Columbus Life Insurance Company, an Ohio corporation ("Columbus Life"), with principal business and offices located at 400 East Fourth Street, Cincinnati, Ohio 45201-5737. Waslic is a wholly owned investment subsidiary of Western-Southern. Western-Southern operates as a life insurance company and is licensed as such in 43 states and the District of Columbia. Funds to make new investments are obtained from revenues. Columbus Life is a wholly owned subsidiary of Western-Southern and operates as a life insurance company and is licensed in 44 states and the District of Columbia. Any further references to Western-Southern in this Schedule 13D will include Waslic unless the context indicates otherwise.

          A list of the names, including business addresses and present principal occupation of the directors and executive officers of Waslic, Western-Southern and Columbus Life is attached hereto as Schedule A.

          (d) During the last five years neither Waslic, Western-Southern, nor Columbus Life, and to the best knowledge of Waslic, Western-Southern and Columbus Life none of the persons whose names are set forth in Schedule A, were convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years neither Waslic, Western-Southern, nor Columbus Life were, and to the best knowledge of Waslic, Western-Southern and Columbus Life none of the persons whose names are set forth in Schedule A, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

          (f) To the best knowledge of Waslic, Western-Southern and Columbus Life all persons whose names are set forth in Schedule A are citizens of the United States of America.

Item 3   Source and Amount of Funds or Other Consideration
------   -------------------------------------------------

         Not applicable.

Item 4   Purpose of Transaction
------   ----------------------

     On  November   9,  1999,   Issuer   completed   its   acquisition   of  IXC
Communications, Inc. ("IXC"). Issuer financed its acquisition of IXC by exchanging 2.0976 shares of Cincinnati Bell Common Shares for each share of IXC Common Shares held by IXC shareholders. Issuer also issued in exchange Cincinnati Bell 7-1/4% preferred stock for each share of IXC 7-1/4% preferred stock; and one depositary share of Cincinnati Bell 6-3/4% preferred stock for each depositary share of IXC 6-3/4% preferred stock. Each share of IXC 12-1/2% preferred stock remains outstanding as 12-1/2% preferred stock of the Issuer.

                                                              Page 6 of 11 Pages

     On November 15, 1999, the Issuer announced it would be changing its name from Cincinnati Bell, Inc., to Broadwing Inc. Thus the shares in Cincinnati Bell owned by Waslic, Western-Southern and Columbus Life are now designated Broadwing Common Shares. As a result of the share exchange utilized to finance the acquisition of IXC by Issuer, the percentage of Broadwing Common Shares owned by Waslic, Western-Southern and Columbus Life decreased from 10.2% to 6.26%.

Item 5   Interest in Securities of the Issuer
------   ------------------------------------

     (a) Waslic, Western-Southern and Columbus Life beneficially own in the aggregate 13,098,992 shares of Broadwing Common Shares. This position represents 6.26% of all of the Broadwing Common Shares outstanding.

     (b) Western-Southern has the sole power to vote or to direct the vote and sole power to dispose of or direct the disposition of an aggregate of 13,358,602 shares of Broadwing Common Shares, consisting of 1,563,510 shares beneficially owned by Western-Southern, 11,431,678 shares beneficially owned by Waslic; 77,700 shares beneficially owned by Columbus Life; 1,500 shares beneficially held by Western-Southern's Voluntary Employees Benefit Association; and 285,714 shares held by Western-Southern Enterprise Fund Inc. ("Western-Southern Fund"), which is controlled by Western-Southern and is organized exclusively for charitable, religious, educational and scientific purposes, including, the making of distribution to organizations that qualify as exempt organizations under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

     (c) No shares of Broadwing Common Shares have been purchased or otherwise acquired by Western-Southern during the past 60 days, other than as described herein.

     (d) Not applicable.

     (e) Not applicable.

Item 6   Contracts, Arrangements, Understandings or Relationships with Respect
------   to Securities of the Issuer.
         -----------------------------------------------------------------------

     Waslic, Western-Southern and Columbus Life have no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7   Material to be Filed as Exhibits
------   --------------------------------

     There are no written agreements, contracts, arrangements, understandings, plans or proposals by or between the persons named in Item 2 and any other person relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; or (2) the acquisition of control of the Issuer, liquidation, sales of assets, merger or any change in business or corporate structure or any other matter as disclosed in Item 6.

                                                              Page 7 of 11 Pages

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 30, 2000.

THE WESTERN AND SOUTHERN LIFE INSURANCE COMPANY

/s/ William F. Ledwin
-------------------------------------
William F. Ledwin, Senior Vice President and Chief Investment Officer



WASLIC COMPANY II

/s/ Daniel F. Lindley
------------------------------------
Daniel F. Lindley,  President and Secretary

COLUMBUS LIFE INSURANCE  COMPANY

/s/ William F. Ledwin
-------------------------------------
William F. Ledwin, Vice President and
Chief Investment Officer

                                                              Page 8 of 11 Pages

                                   Schedule A

The following table sets forth information concerning the directors of Western-Southern

Name                         Principal Occupation                        Business Address

John F. Barrett              President and Chief Executive Officer       *
                             Western-Southern

Donald A. Bliss              Formerly Chief Executive Officer,           10892 E. Fanfol Lane
                             Northwestern Bell and Vice President,       Scottsdale, Arizona 85259
                             U.S. West Communications

James N. Clark               Secretary                                   *

Dr. Lawrence C. Hawkins      Owner, The LCH Resource                     3909 Reading Road
                                                                         Cincinnati, Ohio 45229

The Rev. James E. Hoff       President, Xavier University                3800 Victory Parkway
                                                                         Cincinnati, Ohio 45207

Dr. J. Harold Kotte          Formerly President, Cardiology              *
                             Associates of Cincinnati

Eugene P. Ruehlmann          Attorney-at-Law, Vorys, Sater               Suite 2100, 221 E. 4th Street
                             Seymour and Pease                           Cincinnati, Ohio 45202

George H. Walker III         Chairman of the Board,                      500 N. Broadway
                             Stifel Financial Corp.                      St. Louis, Illinois 63102

Thomas L. Williams           President, North American Properties        212 E Third Street, Suite 300
                                                                         Cincinnati, Ohio 45202

William J. Williams          Chairman of the Board, Western-Southern     *


*Business address is 400 Broadway, Cincinnati, Ohio 45202

                                                              Page 9 of 11 Pages

The following table sets forth information concerning executive officers of Western-Southern

Name                         Principal Occupation               Business Address

John F. Barrett              President and Chief Executive Officer       *

James N. Clark               Secretary                                   *

Bryan C. Dunn                Senior Vice President and Chief
                             Marketing Officer                           *

Clint D. Gibler              Vice President Technology                   *

Noreen J. Hayes              Senior Vice President                       *

Dale P. Hennie               Senior Vice President                       *

Carroll R. Hutchinson        Senior Vice President                       *

William F. Ledwin            Senior Vice President and Chief
                             Investment Officer                          *

Jill T. McGruder             Senior Vice President                       *

J. J. Miller                 Senior Vice President                       *

Nora E. Moushey              Senior Vice President and Chief Actuary     *

James M. Teeters             Senior Vice President                       *

Robert L. Walker             Senior Vice President and Chief Financial
                             Officer                                     *

William J. Williams          Chairman of the Board                       *

Donald J. Wuebbling          Senior Vice President and General Counsel   *


*Business address is 400 Broadway, Cincinnati, Ohio 45202

                                                             Page 10 of 11 Pages

The following table sets forth information concerning the directors of Waslic Company II

Name                           Principal Occupation                      Business Address

Wilson J. C. Braun, Jr.        President J.P. Morgan Trust Company       500 Stanton Christiana Road
                               Of Delaware                               Newark, Delaware 19713

William F. Ledwin              Senior Vice President and Chief           400 Broadway
                               Investment Officer, Western-Southern      Cincinnati, Ohio 45202
                               And President of Forth Washington
                               Investment Advisors, Inc.

Daniel F. Lindley              Attorney-at-Law, Reed, Smith &            1201 Market Street
                               McClay LLP                                Wilmington, Delaware 19801

Donald J. Wuebbling            Senior Vice President and General         400 Broadway
                               Counsel, Western-Southern                 Cincinnati, Ohio 45202


The following table sets forth information concerning the executive officers of Waslic Company II.

Name                           Principal Occupation                      Business Address

Wilson J. C. Braun, Jr.        President, J.P. Morgan Trust              500 Stanton-Christiana Road
Vice President and Treasurer   Company of Delaware                       Newark, Delaware, 19713

Terence Connelly               Client Service Specialist, Morgan         500 Stanton-Christiana Road
Vice President and Assistant   Guaranty Trust Company                    Newark, Delaware 19713
Secretary

Daniel F. Lindley              Attorney-at-Law, Reed, Smith              1201 Market Street
President and Secretary        Shaw & McClay, LLP                        Wilmington, Delaware 19801

H. Christian Raymond           Vice President, J.P. Morgan               500 Stanton Christiana Road
Vice President and Assistant                                             Newark, Delaware 19713
Secretary

Norman J. Shuman               President, Belfint, Lyons & Shuman        200 West Ninth Street Plaza
Vice President                                                           Wilmington, Delaware 19899




                                                             Page 11 of 11 Pages

The following table sets forth information concerning the directors of Columbus Life

Name                           Principal Occupation                      Business Address

Paul H. Amato                  Retired President of Columbus Life        6216 Whileaway
                                                                         Loveland, Ohio 45140

John F. Barrett                President and Chief Executive Officer     *
                               Western-Southern

James N. Clark                 Secretary, Western Southern               *

Lawrence L. Grypp              President and Chief Executive Officer     400 East Fourth Street
                               Columbus Life                             Cincinnati, Ohio 45201-5737

Robert C. Savage               President and Chief Executive Officer     PO Box 8526
                               Savage & Associates                       Franklin Park Stations
                                                                          Toledo, Ohio 43623
Ralph E. Waldo                 Retired President of Columbus Life        3974 Patricia Drive
                                                                          Columbus Ohio 43220
William J. Williams            Chairman of the Board, Western-Southern   *


The following table set forth information concerning the executive officers of Columbus Life

Name                           Principal Occupation                      Business Address

John F. Barrett                Vice Chairman of the Board,               *
                               Columbus Life

Lawrence L. Grypp              President and Chief Executive Officer,    400 East Fourth Street
                               Columbus Life                             Cincinnati, Ohio 45201-5737

William J. Williams            Chairman of the Board, Columbus Life      *


*Business address is 400 Broadway, Cincinnati, Ohio 45202